EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Elan Corporation, plc

Dear Sirs:

We consent to incorporation by reference in the Registration Statement on Form S-8 of Elan Corporation, plc (filed with the Securities and Exchange Commission on June 21, 2006) of our report dated March 28, 2006, with respect to the consolidated balance sheets of Elan Corporation, plc and subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity and other comprehensive income/(loss) and cash flows, for each of the years in the three year period ended December 31, 2005, and related financial statement schedule, which report appears in the Annual Report on Form 20-F of Elan Corporation, plc for the fiscal year ended December 31, 2005.

/s/ KPMG

KPMG
Chartered Accountants
Dublin, Ireland

June 21, 2006